08027706

:ATES
ANGE COMMISSION
Washington, D.C. 20549

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FEB 28 2008
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66848

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VELOCITYHEALTH SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 WHITE BRIDGE ROAD, SUITE 409
(No. and Street)

NASHVILLE	TN	37205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN ESVAL 615-238-2315
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATTIMORE BLACK MORGAN AND CAIN, PC
(Name – *if individual, state last, first, middle name*)

5250 VIRGINIA WAY, PO BOX 1869	BRENTWOOD	TN	37024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN ESVAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VELOCITYHEALTH SECURITIES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires
November 14, 2009

Signature

PRESIDENT
Title

2-26-08

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VELOCITYHEALTH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF VELOCITYHEALTH CAPITAL, INC.)

Financial Statements and Supplementary Data

December 31, 2007 and 2006

(With Independent Auditors' Report Thereon)

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Table of Contents

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
VelocityHealth Capital, Inc.:

We have audited the accompanying statements of financial condition of VelocityHealth Securities, Inc. (a wholly owned subsidiary of VelocityHealth Capital, Inc.) (the "Company") as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VelocityHealth Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lattimore Black Morgan + Cain, PC

Brentwood, Tennessee
February 25, 2008

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Statements of Financial Condition

December 31, 2007 and 2006

Assets

		2007		2006
Current assets:				
Cash	$	55,457	$	31,864
Accounts receivable, less allowance for doubtful accounts of $20,000 in 2007		100,000		1,196
Note receivable from affiliate		18,000		-
Other current assets		390		998
Total current assets		173,847		34,058
Furniture and office equipment		5,429		-
Less accumulated depreciation		829		-
Furniture and office equipment, net		4,600		-
Deposits		1,740		2,130
	$	180,187	$	36,188

Liabilities and Stockholder's Equity

		2007		2006
Current liabilities:				
Accounts payable and accrued expenses	$	9,669	$	2,552
Federal income tax payable - parent		7,616		616
State income taxes payable		2,500		246
Deferred tax liability		22,000		-
Total current liabilities		41,785		3,414
Stockholder's equity:				
Common stock, $0.01 par value; 10,000,000 shares authorized, 1,000 shares issued and outstanding		10		10
Additional paid-in capital		28,121		28,121
Retained earnings		110,271		4,643
Total stockholder's equity		138,402		32,774
	$	180,187	$	36,188

See accompanying notes to the financial statements.

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Statements of Income

Years ended December 31, 2007 and 2006

	2007	2006
Revenue	$ 522,500	$ 245,000
Operating expenses	390,178	246,122
Operating income (loss)	132,322	(1,122)
Other income (expense):		
Interest income	1,538	2,282
Management fees to parent company	(31,978)	-
Other income	35,000	-
Total other income (expense)	4,560	2,282
Earnings before income taxes	136,882	1,160
Income taxes	31,254	185
Net earnings	$ 105,628	$ 975

See accompanying notes to the financial statements.

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2005	$ 10	$ 25,854	$ 3,668	$ 29,532
Capital contributions	-	2,267	-	2,267
Net earnings	-	-	975	975
Balance at December 31, 2006	10	28,121	4,643	32,774
Net earnings	-	-	105,628	105,628
Balance at December 31, 2007	$ 10	$ 28,121	$ 110,271	$ 138,402

See accompanying notes to the financial statements.

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Statements of Cash Flows

Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net earnings	$ 105,628	$ 975
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	829	-
Provision for doubtful accounts	(20,000)	-
Provision for deferred income taxes (benefit)	22,000	-
(Increase) decrease in operating assets:		
Accounts receivable	(78,804)	(1,196)
Due from parent company	-	15,000
Other current assets	608	(688)
Deposits	390	(1,694)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	7,117	245
Federal income tax payable - parent	7,000	616
State income taxes payable	2,254	(736)
Total adjustments	(58,606)	11,547
Net cash provided by operating activities	47,022	12,522
Cash flows from investing activities:		
Purchases of property and equipment	(5,429)	-
Issuance of note receivable to affiliate	(18,000)	-
Net cash used by investing activities	(23,429)	-
Increase in cash	23,593	12,522
Cash at beginning of year	31,864	19,342
Cash at end of year	$ 55,457	$ 31,864

See accompanying notes to the financial statements.

(1) Nature of operations

VelocityHealth Securities, Inc. (a wholly owned subsidiary of VelocityHealth Capital, Inc.) (the "Company") was incorporated under the laws of the State of Tennessee in November 2004. The Company is a broker-dealer which engages in the private placement of securities and also in merger and acquisition services.

(2) Summary of significant accounting policies

(a) Basis of presentation

The financial statements are prepared on the accrual basis.

(b) Receivables and credit policies

Accounts receivable are uncollateralized customer obligations. The carrying amount of accounts receivable is reduced by a valuation allowance, which reflects management's best estimate of the amounts that will not be collected. The allowance is estimated based on management's knowledge of its customers, historical loss experience and existing economic conditions.

(c) Property and equipment

Property and equipment are stated at cost. Depreciation is provided over the assets' estimated useful lives using the straight-line method. Furniture and office equipment are generally depreciated over five years while leasehold improvements are amortized over the shorter of their estimated useful lives or the respective lease term.

Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals or betterments are capitalized. When property is retired or sold, the cost and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

(d) Income taxes

The amount provided for income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

(e) Revenue recognition

The Company derives substantially all of its revenues from commissions earned on the trading of securities by customers and merger and acquisitions services. Commission revenues are recognized on a trade date basis. Revenues from merger and acquisition services are recognized as the services are performed.

(f) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Credit risk and other concentrations

The Company occasionally maintains cash on deposit at banks in excess of federally insured amounts. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash.

Revenues from three customers and one customer amounted to 89% and 71% of the Company's revenues in 2007 and 2006, respectively.

The Company has a note receivable from an affiliated entity amounting to $18,000 at December 31, 2007. The note bears interest at 12% and matures in May 2008.

(4) Preferred stock

The Company's charter allows for the issuance of up to 5,000,000 shares of preferred stock in one or more series, having the relative voting powers, designations, preferences, rights and qualifications, limitations and restrictions, and other terms as the Board of Directors may fix in providing for the issuance of such series, without any vote or action of the stockholders.

(5) Income taxes

The provision for income taxes for 2007 and 2006 is as follows:

	2007	2006
Current tax expense:		
Federal	$ 7,000	$ 615
State	2,254	(430)
Total current tax expense	$ 9,254	$ 185
Deferred tax expense:		
Federal	$ 17,000	$ -
State	5,000	-
Total deferred tax expense	$ 22,000	$ -
Total provision for income taxes	$ 31,254	$ 185

The Company files a consolidated federal tax return with its parent and records its share of the consolidated federal tax expense on a separate return basis. The Company's current tax expense is recorded as "Federal income tax payable - parent" on the statement of financial condition.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. Deferred income tax liabilities amounted to $22,000 at December 31, 2007 and result from the use of the cash method of accounting for income tax purposes.

(6) Supplemental disclosures of cash flow statement information

	2007	2006
Income taxes paid	$ -	$ 306

During 2006, the Company's federal income taxes payable - parent of $2,267 were forgiven. As such, the Company has recorded the related forgiveness as a non-cash capital contribution from the parent.

(7) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital equal to $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital as defined of $35,672 and $28,450 at December 31, 2007 and 2006, respectively. Its ratio of aggregate indebtedness to net capital was .55 to 1.

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Computation of Net Capital Under Rule 15c3-1

December 31, 2007 and 2006

	2007	2006
Total stockholder's equity	$ 138,402	$ 32,774
Adjustments - deferred tax liability	22,000	-
Less nonallowable assets:		
Accounts receivable	100,000	1,196
Note receivable from affiliate	18,000	-
Other current assets	390	998
Property and equipment, net	4,600	-
Deposits	1,740	2,130
Total nonallowable assets	124,730	4,324
Net capital (plus adjustments less nonallowable assets)	35,672	28,450
Net capital required	5,000	5,000
Excess net capital	$ 30,672	$ 23,450
Aggregate indebtedness	$ 19,785	
Ratio of aggregate indebtedness to net capital	0.55 to 1	

Reconciliation of net capital per unaudited December 31, 2007 Part IIA FOCUS filing with audited Computation of Net Capital included in this report:

Net capital, as reported in Company's unaudited Part IIA FOCUS filing	$ 43,288
Adjustments	(7,616)
Audited Computation of Net Capital	$ 35,672

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2007 and 2006

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2007 and 2006

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2007 and 2006

Not Applicable

VELOCITYHEALTH SECURITIES, INC.
(a wholly owned subsidiary of VelocityHealth Capital, Inc.)

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2007 and 2006

None

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Board of Directors
VelocityHealth Capital, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of VelocityHealth Securities, Inc. (a wholly owned subsidiary of VelocityHealth Capital, Inc.) (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lattimore Black Morgan + Cain, PC

Brentwood, Tennessee
February 25, 2008

END